Mail Stop 3561

December 19, 2007

AFC Enterprises, Inc.
H. Melville Hope, III-Chief Financial Officer
5555 Glenridge Connector, NW
Suite 300
Atlanta, Georgia 30342

Re: **AFC Enterprises, Inc.**
Form 10-K for the year ended December 31, 2006
Filed March 14, 2007
File No. 000-32369

Dear Mr. Hope:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Joseph Foti
S.A.C.A.